Exhibit 99.1

FEATHERLITE INC

FOR IMMEDIATE RELEASE

FOR:
Featherlite, Inc.
P O Box 320
Cresco, Iowa 52136
Contact: John K. Hall,
Director of Corporate Communications,
563-547-6000

FEATHERLITE, INC. ANNOUNCES MERGER AGREEMENT WITH

UNIVERSAL TRAILER HOLDINGS CORP.

Featherlite shareholders to receive $6.50 per share; total transaction valued at approximately $108.6 million

CRESCO, Iowa, July 27, 2006 - Featherlite, Inc. (Nasdaq: FTHR), a leading manufacturer and marketer of specialty aluminum trailers, transporters and luxury motorcoaches, announced today that it has signed a definitive agreement to merge with a subsidiary of Universal Trailer Holdings Corp. of Cincinnati, Ohio, a corporation with majority ownership by Dubin Clark & Company, a private equity investment firm.

Under the terms of the agreement, a subsidiary of Universal Trailer will merge with and into Featherlite, Featherlite will become a wholly-owned subsidiary of Universal Trailer, and Featherlite shareholders will receive $6.50 in cash for each outstanding share of Featherlite common stock. This price represents a 52.9% premium over the closing price of Featherlite stock on July 26, 2006. The aggregate consideration to be paid to Featherlite shareholders and option and warrant holders is approximately $79.5 million, and Universal Trailer will assume approximately $29.1 million in debt obligations.

A special committee of Featherlite's outside directors has approved the merger. The merger is expected to be completed by October 31, 2006 and is subject to various conditions, including shareholder approval, the expiration of the applicable waiting period under the Hart-Scott-Rodino Act, the closing of debt financing arrangements, the effectiveness of the agreement between Universal Trailer and Featherlite Coaches, Inc. referred to below, and other customary closing conditions. A special meeting of Featherlite shareholders will be announced following preparation and filing of proxy materials with the Securities and Exchange Commission.

In addition, Featherlite Coaches, Inc., a newly-formed company controlled by Conrad Clement, Featherlite's Chairman, President and CEO, Tracy Clement, Featherlite's Executive Vice President, and Bulk Resources, Inc., has entered into a definitive agreement with Universal Trailer to purchase the assets and assume substantially all of the liabilities of Featherlite's motorcoach division immediately following the closing of the merger with Featherlite. Featherlite is not a party to this agreement and does not own any equity of Featherlite Coaches. The closing of the merger between Featherlite and Universal Trailer is subject to the agreement between Featherlite Coaches and Universal Trailer remaining in full force and effect.

"We are very pleased to announce that Featherlite will be teaming with Universal Trailer to form the nation's premiere trailer company," Featherlite President and CEO Conrad Clement said. "We have been exploring alternatives to enhance shareholder value and build the strategic strength of the Company since January of this year. We believe this merger offers an excellent value for our shareholders and great new opportunities for Featherlite employees and dealers.

"The Featherlite brand stands for the highest quality and innovation in aluminum specialty trailers. We are honored to have played a role since 1988 in building a loyal customer base and the most extensive dealer network in the industry. Now the Company is ready to begin a new era as part of the Universal Trailer team. The joining of these two firms anticipates a bold future of product innovation and ever-expanding services to its customers," Clement commented.

Tom Frey, CEO of Universal Trailer, stated, "Universal Trailer has become the largest specialty trailer company through building a family of brands offering great value across a broad range of price points. We're excited about the addition of the excellent Featherlite brand to that family."

Universal Trailer expects to retain the Featherlite trailer manufacturing locations and dealer network.

Houlihan Lokey Howard & Zukin acted as financial advisor, and Fredrikson & Byron, P.A. served as legal advisor, to Featherlite. Faegre & Benson served as legal advisor to the special committee of outside directors. Rothschild, Inc. acted as financial advisor and Bingham McCutchen LLP as legal advisor for Universal Trailer.

NEWS CONFERENCE
Featherlite has scheduled a news conference for 11 a.m. Central Daylight Time on Thursday, July 27, 2006 at the Featherlite corporate headquarters at the junction of Highways 63 & 9, Cresco, Iowa. Media are asked to call Nicole Ausdemore at 800-870-1231 ext. 1109 if attending. A mult-box/press box will be available to media.

NEWS CONFERENCE SIMULCAST
Investors, as well as Featherlite and Universal Trailer dealers and customers, can hear the news conference live. Interested parties in U.S. and Canada can dial toll free 866-409-4300. Those in other countries can dial toll free 404-260-5388. Your conference participant code is 56784596#.
The conference audio will be archived and can be heard on the web starting on July 28, 2006 at www.fthr.com. Click on "Investor Relations."

About Featherlite
With more than 75 percent of its business in the leisure, recreation and entertainment categories, Featherlite®, Inc. has highly diversified product lines offering hundreds of standard model and custom-designed aluminum specialty trailers, specialized transporters, mobile marketing trailers and luxury motorcoaches. For more information about the Company, please visit www.fthr.com.

About Universal Trailer Holdings Corp.

Universal Trailer Holdings Corp. and its subsidiaries offer customers a diversified family of trailer brands that include Haulmark, Exiss, Sooner and Miley. For more information about Universal Trailer, please visit www.universaltrailer.com.

